Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	Saskatoon Saskatchewan Canada

This news release constitutes a “designated news release” for the purposes of Cameco’s prospectus supplement dated November 12, 2024, to its short form base shelf prospectus dated November 12, 2024.

Cameco acknowledges United States and Republic of Korea

announcement of Framework for the Deployment of Nuclear Power

September 30, 2026

Cameco Corporation (TSX: CCO; NYSE: CCJ) acknowledges that the United States of America (“USG”) and the Republic of Korea (“Korea”), under a previously entered Memorandum of Understanding (the “MOU”), today announced a framework that anticipates the investment by Korea of US$120 billion to help finance the buildout of Westinghouse reactor technology in the US using expertise and companies from both nations (the “Framework”).

The Framework, which is separate and unrelated to the Department of Energy’s American Nuclear Supply Chain Loans conditional commitment, contemplates the construction of up to eight large nuclear reactors in the United States, including six Westinghouse AP1000® reactors and up to two Korean APR1400 reactors that are built on Westinghouse technology. If successfully concluded, both technologies are expected to be deployed on federal sites designated by the USG, beginning with the deployment of two AP1000 reactors, contributing to the expansion of clean, reliable and domestically produced nuclear energy generation capacity.

Building upon the strategic partnership announcement between Cameco, Brookfield Asset Management and the United States Department of Commerce in October 2025 (the “Partnership”), this Framework outlines a potential funding and execution pathway for the construction of new nuclear reactors in the United States under the Partnership. The Framework is subject to the negotiation and execution of definitive agreements, identification of planning of specific sites, regulatory approvals, financing arrangements, other customary conditions, and the finalization of definitive agreements under the Partnership.

The Framework contemplates a waiver under the 2025 settlement agreement reached by Westinghouse in its intellectual property dispute with Korea Electric Power Corporation and Korea Hydro & Nuclear Power Co., Ltd. The one-time waiver would allow for the construction of up to two APR1400 reactors in the United States, generating enhanced value for Westinghouse. The associated compensation package is expected to recognize the use of Westinghouse intellectual property and technology, providing approximately US$2 billion of value per APR1400 reactor through a combination of intellectual property licensing, engineering and procurement services, subcontracting opportunities and the long-term supply of fuel fabrication services, highlighting the strategic role that Westinghouse is expected to play across the contemplated reactor projects in the US.

The Framework also includes a potential equity investment by Korea in Westinghouse. Any such investment would remain subject to definitive agreements, due diligence, corporate approvals and regulatory approvals. Cameco does not expect any potential equity participation contemplated under the Framework to affect our ownership interest in Westinghouse.

“We are pleased to see the US government continuing on a path to expanding nuclear power capacity in the US,” said Tim Gitzel, CEO of Cameco. “Cameco remains focused on supporting the US government’s objective of quadrupling US civil nuclear capacity by 2050, using the industry-leading, fully licensed, generation III+ AP1000 reactor. Our priority continues to be on the Department of Energy’s American Nuclear Supply Chain Loans conditional commitment, under which AP1000 reactor construction timelines are expected to accelerate by as much as three years, along with the strengthening of the nuclear supply chain. New orders for AP1000 reactors, such as those envisioned by this Framework, represent an excellent opportunity to further derisk and accelerate the rapid buildout of the AP1000 fleet around the world.”

Terms of the Framework are non-binding and are subject to final negotiations.

Caution about Forward-Looking Information

This news release includes statements and information about Cameco’s expectations for the future, which we refer to as forward-looking information. Forward-looking information is information that is not a historical fact. Words such as “guidance,” “expect,” “will,” “may,” “anticipate,” “plan,” “estimate,” “project,” “intend,” “should,” “can,” “likely,” “could,” “outlook” and similar expressions are intended to identify forward-looking information. Forward-looking information is based on Cameco’s current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the entering into the Framework and the anticipated investment by Korea to help finance the buildout of Westinghouse technology in the US, and the deployment of reactor technology on U.S. federal lands; the negotiation and execution of definitive agreements, completion of due diligence, satisfaction of closing conditions and any required approvals and financing arrangements; the anticipated waiver under the settlement agreement between Westinghouse, KEPCO and KHNP; the expectation that the construction of the APR1400 reactors will generate value for Westinghouse; the expected impact of the potential equity investment by Korea in Westinghouse on the ownership interest of Cameco in Westinghouse; and the expectations regarding the American Nuclear Supply Chain Loans conditional commitment.

Material risks that could lead to different results include: the risk that definitive agreements are not entered into, that required approvals are not obtained, that conditions to completion including required technical, legal, and financial conditions are not satisfied, that the terms of the proposed equity investment change materially, or that the proposed transactions are not completed; risks related to developing and deploying the Westinghouse and Korean nuclear reactors; the anticipated timing of the design, construction and deployment of the Westinghouse nuclear technology; the impact of the Framework on the Partnership; the inability of Westinghouse, KEPCO and KHNP to enter into the waiver agreement; the potential reliance by the USG and Korea on unconventional funding mechanisms; the availability of additional or replacement funding and support for the nuclear reactor projects, if needed; the determination by any government or court that any funding commitments or other aspect of the Framework was or is not in compliance with law; the continued demand for nuclear energy and the markets for nuclear energy more generally; challenges associated with identifying reactor locations; Westinghouse’s ability to effectively realize the anticipated benefits from the Framework; the parties’ ability to comply with the broader legal and regulatory requirements and heightened scrutiny associated with government partnerships and contracts; changes in energy, artificial intelligence and other policies and priorities of the US, Korea and other governments; the complexities and uncertainties in developing and implementing new nuclear projects and risks related to the development and use of the AP1000 and APR1400 nuclear reactors.

In presenting the forward-looking information, Cameco has made material assumptions which may prove incorrect about the ability of the parties to negotiate and execute definitive agreements, obtain any required approvals, satisfy closing conditions, and complete the proposed transaction on acceptable terms or at all; the availability of government funding and strategic support for the transactions contemplated by the Framework; the availability of replacement funding for the nuclear projects, if needed; the growth of markets for nuclear more generally; Westinghouse’s ability to mitigate operating risks and any disruptions, delays, conflicts or shortages; and that the parties will comply with their obligations under the Framework, the equity investment, and the waiver between KEPCO, KHNP and Westinghouse.

Please also review the discussion in Cameco’s 2025 annual MD&A, 2026 second quarter MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from Cameco’s current expectations, and other material assumptions we have made. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com